June 26, 2014

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. John Reynolds and Mr. James Lopez
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 16, 2014, regarding
Vista Gold Corp.
Registration Statement on Form S-3
Filed June 5, 2014
File No. 333-196527

Ladies and Gentlemen:

Vista Gold Corp. (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the June 16, 2014 comment letter regarding the above-referenced Registration Statement on Form S-3, as filed with the Securities and Exchange Commission (“SEC”) on June 5, 2014 (the “Registration Statement”) (File No. 333-196527).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

General

Staff Comment No. 1

We note your 8.01 Form 8-K, filed on June 5, 2014 states that the ability of the company to implement its current business plan is “dependent upon the [c]ompany successfully completing various financing transactions it is currently pursuing.”  We also note that the revised Item 7 disclosure does not reference such efforts, discuss the nature and amount of necessary financing when addressing long-term liquidity needs or state, if true, that the company has a material liquidity deficiency.  With a view toward revised Management’s Discussion and Analysis disclosure, please provide more detailed description of your long-term liquidity needs and sources. See Item 303(a)(1) of Regulation S-K.

June 26, 2014

Vista’s Response:

During the first quarter of 2014, as a result of the sale of long-term investments and the repayment, in full, of the Company’s debt, the Company’s working capital position improved to $16.2 million from $8.6 million, as discussed in the Company’s March 31, 2014 Management’s Discussion and Analysis, filed with the SEC in the Form 10-Q filed on May 2, 2014 and incorporated by reference into the Form S-3.

With respect to the Company’s long-term liquidity needs, the timing and scope of future discretionary programs such as exploration work or additional technical studies, if any, would be determined by the timing and scope of additional financing.   The Company’s cash burn rate is expected to average approximately $2.0 million per quarter through 2014, assuming normal wet seasons in the Australian Northern Territory. Absent any additional financing, the Company believes that it can sustain this current burn rate for an indefinite period, and given its ability to liquidate the other investments component of its working capital in February 2015, if necessary, the Company believes that it has access to sufficient funding to operate well into 2016 at its current burn rate.

The financing transactions that the Company is currently pursuing are included in the reproduced paragraph below (see underscore added), which is included in the Company’s Liquidity and Capital Resources discussion in the revised December 31, 2013 Management’s Discussion and Analysis, (Page 4 under the heading ‘Liquidity and Capital Resources’), filed with the SEC as Exhibit 99.2 in the Form 8-K filed on June 5, 2014 and incorporated by reference into the Form S-3. As these items are already disclosed in the revised Item 7 Management’s Discussion and Analysis and remain up to date, the Company respectfully believes that an amendment to its disclosure is not warranted.

The Company believes that after giving effect to the sale of 16,000,000 Midas Gold shares, its cash position, will be sufficient to fund the Company through 2014, and to repay its 2013 Facility in full. However, additional financing will be required to meet commitments and operating costs in 2015. In addition, the Company hopes to receive  $6,250 (in thousands) in July 2014, related to the 2013 sale of the Los Cardones gold project, subject to the Purchaser’s option to elect to not make this payment. The Company will continue to seek additional financing with priority given to non-dilutive sources such as the sale of non-core assets, including our used mill equipment and, if the parties agree to acceptable terms, the entry into the Guadalupe de los Reyes gold/silver project option agreement with Cangold (Note 20).  However, there can be no assurance that we will be able to timely monetize our non-core assets at a value acceptable to us or at all.

A discussion of the progress, if any, on each of these potential transactions after the effectiveness of the Registration Statement will be included in the Company’s second quarter Management’s Discussion and Analysis as included in the Company’s Form 10-Q for that period, together with a disclosure of future cash requirements. As of today, there has been no progress on any of these potential transactions to add to the disclosures already made.  We respectfully believe that the disclosures included in the Company’s Liquidity and Capital Resources discussion in the revised December 31, 2013 Management’s Discussion and Analysis, (Page 4 under the heading ‘Liquidity and Capital Resources’; and Page 1 under the heading ‘Outlook’), filed with the SEC as Exhibit 99.2 in the Form 8-K filed on June 5, 2014, and in the Company’s March 31, 2014 Management’s Discussion and Analysis (under the heading ‘Liquidity and Capital Resources’, page 17), filed with the SEC in the Form 10-Q filed on May 2, 2014 and incorporated by reference into the Form S-3, comply with Item 303(a)(1) of Regulation S-K.

June 26, 2014

Staff Comment No. 2

We note the final paragraph of the independent accountant’s report is an “emphasis of a matter” paragraph that addresses the Company’s dependence on successfully completing certain financing transactions to carry out its current business plan. Please advise the staff of the purpose of including this paragraph in the accountant’s report. Please also explain why an explanatory paragraph referencing a going concern matter that included the specific phrase “substantial doubt” was not used instead.

Vista’s Response:

The Registration Statement incorporated by reference the Company’s financial statements for the year ended December 31, 2013 and the independent registered public accounting firm’s report thereon, resulting in the Company obtaining a consent from its independent registered public accounting firm.  In that regard, as part of their professional responsibilities, the Company’s independent registered public accounting firm performed “keeping current” procedures which included an assessment of the Company’s liquidity through the date of the consent (June 4, 2014).  As a result, the Company and its independent registered public accounting firm believed that although the Company had sufficient liquidity to continue as a going concern through December 31, 2014 (i.e., a reasonable period of time as defined by AU 341.02, which is not to exceed one year beyond the date of the financial statements), looking out one year from June 4, 2014, there was less certainty.  As a result, the Company reissued its financial statements with additional liquidity disclosures. Accordingly the Company’s independent registered public accounting firm was required to “dual date” their opinion (which was filed with the financial statements included in Exhibit 99.1 on Form 8-K dated June 4, 2014).

The emphasis of a matter paragraph was added in the independent registered public accounting firm’s report due to existing conditions which require the Company to be dependent on certain financing transactions to implement its current business plan.  In assessing this dependency, management and the independent registered public accounting firm considered financing needs exceeding one year beyond the date of the financial statements and the emphasis of matter paragraph was included in accordance with AU 508.11.  An explanatory paragraph referencing a going concern matter including the phrase “substantial doubt” was not used as the independent registered public accounting firm’s evaluation did not result in identifying substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements as required by AU 341.02.

Documents Incorporated by Reference

Staff Comment No. 3

Please revise your incorporation by reference language for the fiscal year ended December 31, 2013 10-K to remove any exclusions. Such incorporation by reference to this Exchange Act report must include the full report. See Item 12 of Form S-3.

June 26, 2014

Vista’s Response:

The Company will remove any exclusion from its incorporation by reference language in relation to the Form 10-K when it files the next amendment to the Registration Statement.

Signatures

Staff Comment No. 4

With your next amendment, please include the signature of the principal accounting officer or controller, in addition to the principal executive and financial officers, as required by Section V.B. of General Instructions to Form S-3.

Vista’s Response:

The Company will add principal accounting officer to the title of John F. Engele in the next amendment to the Registration Statement.

The Company affirms the aforementioned statements and responses.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Registration Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 720-981-9549.

Sincerely,

Vista Gold Corp.

/s/ John F. Engele
John F. Engele Chief Financial Officer